UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                               COVE APPAREL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   22281X-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 KARIN C. CARTER
         3608 Hathaway Avenue, Suite 258, Long Beach, California 90815
                                  (562)293-1733
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                AUGUST 11, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
---------
22281X-10-1

-------------------------------------------------------------------------------

                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Jodi Hunter
                           ----------------------------------------------------
-------------------------------------------------------------------------------


                 2.        Check the Appropriate Box if a Member of a Group
                          (See Instructions)

                      (a)
                          -----------------------------------------------------
                      (b)
                          -----------------------------------------------------

-------------------------------------------------------------------------------

                 3.        SEC Use Only
                                       ----------------------------------------
-------------------------------------------------------------------------------

                 4.        Source of Funds (See Instructions) PF
                                                              -----------------
-------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                         ----------------------
-------------------------------------------------------------------------------

                 6.        Citizenship or Place of Organization  Canada
                                                               ----------------
-------------------------------------------------------------------------------

Number of        7.        Sole Voting Power     900,000
                                             ----------------------------------
Shares                     ----------------------------------------------------

Beneficially     8.        Shared Voting Power
                                              ---------------------------------
Owned by                   ----------------------------------------------------
                 9.        Sole Dispositive Power   900,000
Each                                             ------------------------------
                           ----------------------------------------------------
Reporting
                 10.       Shared Dispositive Power
Person                                             ----------------------------
                           ----------------------------------------------------
With
-------------------------------------------------------------------------------
                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person  900,000
                                            -----------------------------------
-------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                            -------------------
-------------------------------------------------------------------------------

                 13.       Percent of Class Represented by Amount in Row
                          (11)  25.7%
                          ----------------------------------------------------
-------------------------------------------------------------------------------

                 14.       Type of Reporting Person (See Instructions)

                           IN
                           ----------------------------------------------------
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value, of Cove Apparel, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1003 Dormador, Suite 21, San Clemente, CA 92672.

ITEM 2.  IDENTITY AND BACKGROUND
---------------------------------

(a)        Name:                      Jodi Hunter

(b)        Business Address:          1003 Dormador, Suite 21, San Clemente,
                                      CA 92672.

(c)        Present Principal          Director of the Issuer
           Occupation:

(d)        Disclosure of Criminal     Ms. Hunter has not been convicted in any
           Proceedings:               criminal proceeding at any time.

(e)        Disclosure of Civil        Ms. Hunter has not been subject to any
           Proceedings:               judgment, decree or final order enjoining
                                      violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


(f)        Citizenship:               Ms. Hunter is a citizen of Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Ms. Hunter acquired 900,000 shares in exchange for $90,000 from her personal funds.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Ms. Hunter acquired 900,000 shares as a personal investment pursuant to the Issuer's Registration on Form SB-2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Ms. Hunter beneficially owns a total of 900,000 shares of the Issuer's common stock as follows:

(a) Ms. Hunter directly and personally owns 900,000 shares, which comprises 25.7% of the Issuer's total issued and outstanding shares.

(b) Ms. Hunter has sole voting and dispositive power as to the 900,000 shares she owns directly.

(c)  None.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2003
-------------------------------------------------------------------------------
Date

/s/ Jodi Hunter
-------------------------------------------------------------------------------
Jodi Hunter

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)